UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)

Colonial Insured Municipal Fund (CFX)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

195761101

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 195761101

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  378,445

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  378,445

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

378,445

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

8.90%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Colonial Insured Municipal Fund
c/o Columbia Management Advisors, LLC
100 Federal Street
Boston, Massachusetts 02110
Attn: James R. Bordewick, Jr., Secretary

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 378,445 shares of CFX on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 8.90% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of CFX fit the investment guidelines for various Accounts. Shares have been acquired since March 1, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 378,445 shares or 8.90% of the outstanding shares. Karpus Management, Inc. currently owns 1,500 shares purchased on December 22, 2005 at $13.00 and on August 8, 2006 at $12.91 (500 shares). George W. Karpus presently owns 5,300 shares purchased on December 27, 2006 at $13.01 (5,000 shares) and on December 29, 2005 at $13.07 (300 shares). Jo Ann Van Degriff owns 2,300 shares purchased on January 5, 2007 at $13.47. Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 7.96%. Urbana Partners L.P. currently owns 6,800 shares of CFX. On November 8, 2006, 1,000 shares of CFX were transferred out of KIM. None of the other principals of KIM presently own shares of CFX.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 12/4/2006 1,500  $13.64
 12/5/2006 300  $13.67
 12/6/2006 4,120  $13.62
 12/7/2006 14,500  $13.65
 12/12/2006 1,100  $13.54
 12/13/2006 11,080  $13.50
 12/13/2006 -100  $13.51
 12/19/2006 1,100  $13.42
 12/20/2006 1,200  $13.40
 12/21/2006 1,800  $13.40
 1/4/2007 2,800  $13.49
 1/5/2007 5,500  $13.47
 1/8/2007 1,400  $13.47
 1/9/2007 3,300  $13.42
 1/12/2007 3,200  $13.47
 1/16/2007 14,900  $13.48
 1/22/2007 1,600  $13.50
 1/23/2007 4,100  $13.52
 1/25/2007 7,700  $13.54
 1/26/2007 2,700  $13.50
 1/29/2007 5,900  $13.50
 1/30/2007 1,600  $13.50
 1/31/2007 200  $13.50
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the CFX securities.

Item 7. Materials to be Filed as Exhibits.

Two letters have been sent by Karpus to CFX pursuant to Item 4, above, expressing concerns that it currently has with the Fund. A copy of the letters are attached as Exhibits 1 and 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   February 9, 2007

EXHIBIT 1
Letter to the Fund
Transmitted November 29, 2006

James R. Bordewick, Jr., Secretary      November 29, 2006
Columbia Management Advisors, LLC
One Financial Center
Mail Stop MA5-515-11-05
Boston, Massachusetts 02111-2621

Re: Colonial Insured Municipal Fund (NYSE: CFX)

Mr. Bordewick:
Karpus Management, Inc., d/b/a Karpus Investment Management represents beneficial ownership of 278,795 (6.56%) of the outstanding common shares of Colonial Insured Municipal Fund ("CFX" or the "Fund"). As shareholders, we have become quite concerned with the Fund's widening discount, as can be seen on the table below:

 Year:   Average Daily NAV:

 10/27/1999 - 12/31/1999  2.45%
 2000   -7.23%
 2001   1.25%
 2002   6.14%
 2003   2.83%
 2004   1.64%
 2005   -6.58%
 1/1/2006 - Present  -10.13%
Despite the fact that the Fund's shares have traded at a substantial discount to net asset value, now for what we believe to be an extended period of time, we can find no indication that the Board of Trustees is considering any actions designed to address the discount.

Given these circumstances, we respectfully request that the Board consider measures designed to narrow and keep narrow the Fund's discount, including, but not limited to, substantial tender offers, surprise tender offers, managed distribution policies and/or open-ending the fund. I would appreciate the opportunity to explore these different ideas with management prior to December 13, 2006. Should we not be able to speak prior to this time, we intend on submitting a proposal in compliance with Rule 14a-8 of the Securities Exchange Act of 1934 to be included on the Fund's next regularly scheduled meeting of shareholders for May 2007.

While Karpus Investment Management believes that the closed-end format is superior to the open-end format, discounts must be closely monitored and managed. I look forward to speaking with you at your convenience regarding our concerns.

Sincerely,

/s/

Sharon L. Thornton
Director of Investment Personnel and Senior Analyst

EXHIBIT 2
Letter to the Fund
Transmitted December 21, 2006

James R. Bordewick, Jr., Secretary      December 21, 2006
Columbia Management Advisors, LLC
One Financial Center
Mail Stop MA5-515-11-05
Boston, Massachusetts 02111-2621

Re: Colonial Insured Municipal Fund (NYSE: CFX)

Mr. Bordewick:
Pursuant to rule 14a-8 of the Securities Exchange Act of 1934, Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), submits the following proposal and supporting statement regarding the Colonial Insured Municipal Fund ("CFX" or the "Fund") for inclusion in management's proxy materials for the next meeting of shareholders (the "Meeting") anticipated to be held in May of 2007:
  RESOLVED: The shareholders request the Board of Trustees to promptly consider merging or recommending the Fund be acquired by an open-end fund with similar investment objectives.

  Supporting Statement

  Our Fund found it necessary and compelling to include what is referred to as a "lifeboat" provision in its original prospectus. For closed-end funds, "lifeboat" provisions are included to provide shareholders with an assurance that a Board will be active in managing a persistent discount of their fund. It is a provision designed to protect shareholders. One such provision for our fund states:

  The Fund's Board of Trustees may from time to time consider submitting to the holders of the shares of beneficial interest of the Fund a proposal to convert the Fund to an open-end investment company.

  We believe the Board should thoroughly consider offering shareholders a variation of this lifeboat by considering merging or recommending the Fund be acquired by an open-end fund with similar investment objectives and submit such a proposal to shareholders because:

    1. The discount of the Fund has widened substantially over the last two years and our Fund has done nothing to actively address it.
    2. None of the Board members own any shares of the Fund. What incentive do the Trustees have to ensure the long-term success of the Fund without having a personal financial stake?
    3. Past litigation against our Fund's manager also indicates that Fund Management does not always have shareholders' best interests in mind. As described in its last proxy statement, the Fund's manager has recently entered into settlement agreements with both the SEC and the New York State Attorney General (for more information regarding the settlements, a copy of the SEC Order is available on the SEC website at http://www.sec.gov and a copy of the New York State Attorney General Settlement is available as part of the Bank of America Corporation Form 8-K filing on February 10, 2005).

  Given the circumstances outlined above, we believe that as shareholders we should request the Board of Trustees to promptly consider taking the steps necessary to allow our fund to merge with or be acquired by an open-end fund with similar investment objectives.
As is also required by rule 14a-8, we have attached a letter from U.S. Bank N.A, as well as a written statement from the "record" holder of the referenced shares, verifying that, at the time our proposal was submitted, said shares were continuously and beneficially owned and having a value of $2,000 or more for at least a one year from the date of the submittal of this proposal. Furthermore, Karpus intends to hold the referenced shares on the attached through the date of the Meeting.
Sincerely,

/s/

Sharon L. Thornton
Director of Investment Personnel and Senior Analyst

cc: Michael Clark (w/ enc.)
 Brian D. McCabe, Esq. (w/ enc.)